April 13, 2011

Ms. Jennifer O’Brien
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C.  20649

Re:           Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated March 10, 2011
File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above.  Set forth below are our responses addressing each of the items set forth in your letter.

For your convenience, we have numbered the Company’s responses below in accordance with the comments received in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

1.
We have considered your response to comment one in our letter dated January 21, 2011 and note the proposed changes you provided for our review do not appear to contain the following, which we would expect to be part of your 2009 Form 10-K amendment:

•	Note 15 – Supplementary Information on Oil and Gas Producing Activities:
o	Discussion that describes the removal of the PUDs booked in 2009 and the related impact to the financial statements, if any;
o	Revised table of estimated quantities of proved oil and gas reserves within; and
•	Exhibit 99.1 – Revised third party engineer report.

Please ensure your amendment includes the above as well as the items you have previously agreed to revise in your response to our prior letters.

Response:	We propose to include the revised table of estimated quantities of proved oil and gas reserves in our amended 10-K:

	As of December 31,
	2010		2009
	Oil	Gas	Oil	Gas
	(BBL)	(MCF)	(BBL)	MCF
Proved Reserves:
Beginning of the period	158,545	6,565,058	409,184	17,335,312
Revisions of previous estimates	(1,031)	(1,226,657)	(231,991)	(11,594,729)
Extensions and discoveries	231,833	8,448,342	-	1,598,157
Improved recovery	-	-	-	-
Production	(16,578)	(995,101)	(18,648)	(640,709)
Purchases of minerals in place	-	-	-	-
Sales of minerals in place	-	-	-	(132,973)
End of period	372,769	12,791,642	158,545	6,565,058
Proved Developed Reserves,
End of year	372,769	12,791,642	158,545	6,565,058

2.
It is unclear to us the basis for your assertion in your response to comment one that “Removing these proved undeveloped reserves did not change our depletion or impairment expense for the year.”  In this regard, we note the following:

•
ASC 932-360-35-6 requires that depletion for capitalized acquisition costs be calculated based on total estimated units of proved oil and gas reserves.  Please clarify why a decrease in your total estimated units of proved oil and gas reserves did not result in a change to your depletion expense; and

•
It appears your revised Standardized Measure at December 31, 2009 of $12.8 million is significantly less than your total net capitalized costs of $22.3 million.  Please describe to us in detail the basis for your conclusion that removal of the proved undeveloped reserves did not impact your impairment conclusion.

Response:
When removing the PUDs from our reserves, our total calculated depletion increased by $147,587, which we feel is an immaterial amount in relation to our total depletion of $2,493,686.  Therefore, we feel it is unnecessary to restate the financial statements.

When considering impairment, we compared the net book value of our properties to the undiscounted future cash flows from our reserve report.  Our net book value of our properties at December 31, 2009 was $20,055,016.  Prior to removing the PUDs from our reserves, our undiscounted future cash flows were $96,708,255.  After removing the PUDS from our reserves, our undiscounted future cash flows were $29,844,433.  Since the undiscounted cash flows were greater than net book value in both cases, no impairment was recognized.

3.
It appears from your response that you do not intend to report any change to your proved or unproved capitalized costs in conjunction with the elimination of your PUDs at December 31, 2009.  Please clarify why your capitalized proved and unproved property balances as of December 31, 2009 do not appear to be impacted by the removal of these PUDs.

Response:
As a result of the immaterial amount of depletion and the fact that no impairment occurred as a result of the removal of the PUDs, we do not believe our capitalized proved and unproved balances at December 31, 2009 are impacted.

Sincerely,

/S/ LISA A. CORBITT

Lisa A. Corbitt
Chief Financial Officer